SECU 06008948 ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 37065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TransAm Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Douglas Avenue
(No. and Street)

Altamonte Springs (City) Florida (State) 32714-2033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Smith 407-869-5608
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tedder, James, Worden & Associates, P.A.
(Name - *individual, state last, first, middle name*)

800 N. Magnolia Ave., Suite 1700 (Address) Orlando (City) Florida (State) 32803 (Zip Code)

PROCESSED
SEP 15 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 3 6 2006
WASH, DC
203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TransAm Securities, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CONNIE J. PEACOCK
Comm# DD0245697
Expires 8/28/2007
Bonded thru (800)432-4254
Florida Notary Assn., Inc

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 150-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (1) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

Independent Auditor's Report

To the Board of Directors
TransAm Securities, Inc.:

We have audited the accompanying statements of financial condition of TransAm Securities, Inc. as of June 30, 2006 and 2005, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TransAm Securities, Inc. as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tedder, James, Worden + Associates, P.A.

Orlando, Florida
July 20, 2006

TRANSAM SECURITIES, INC.

Statements of Financial Condition

June 30, 2006 and 2005

Assets		2006	2005
Cash and cash equivalents	$	78,703	168,778
Commissions receivable		88,852	165,687
Refundable income taxes		1,296	1,230
Deferred tax asset		1,825	-
Other assets		7,243	21,423
Total assets	$	177,919	357,118
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable	$	521	202
Commissions payable		107,560	263,142
Total liabilities		108,081	263,344
Stockholder's equity:			
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10	10
Additional paid-in capital		10,000	10,000
Retained earnings		59,828	83,764
Total stockholder's equity		69,838	93,774
Total liabilities and stockholder's equity	$	177,919	357,118

See the accompanying notes to financial statements.

TRANSAM SECURITIES, INC.

Statements of Operations

For the years ended June 30, 2006 and 2005

	2006	2005
Revenues:		
Commission income	$ 2,915,513	2,955,122
Other income	2,883	2,645
Total revenues	2,918,396	2,957,767
Expenses:		
Commissions	2,413,661	2,394,897
Marketing, management and administrative fees	518,909	536,322
Licenses and regulatory expenses	15,934	14,534
Total expenses	2,948,504	2,945,753
Income (loss) before income taxes	(30,108)	12,014
Income tax expense (benefit)	(6,172)	2,129
Net income (loss)	$ (23,936)	9,885

See the accompanying notes to financial statements.

TRANSAM SECURITIES, INC.

Statements of Stockholder's Equity

For the years ended June 30, 2006 and 2005

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balances at June 30, 2004	$ 10	10,000	73,879	83,889
Net income	-	-	9,885	9,885
Balances at June 30, 2005	10	10,000	83,764	93,774
Net loss	-	-	(23,936)	(23,936)
Balances at June 30, 2006	$ 10	10,000	59,828	69,838

See the accompanying notes to financial statements.

TRANSAM SECURITIES, INC.

Statements of Cash Flows

For the years ended June 30, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income (loss)	$ (23,936)	9,885
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Increase (decrease) in cash caused by changes in:		
Commissions receivable	76,835	6,903
Refundable income tax	(66)	(1,230)
Deferred tax asset	(1,825)	-
Other assets	14,180	(19,046)
Accounts payable	319	(450)
Commissions payable	(155,582)	129,736
Income taxes payable	-	(1,332)
Net cash provided by (used in) operating activities	(90,075)	124,466
Cash at beginning of year	168,778	44,312
Cash at end of year	$ 78,703	168,778
Supplemental disclosure of cash flow information:		
Income taxes paid	$ 66	3,360

See the accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

TransAm Securities, Inc. (the "Company") is a securities broker/dealer licensed with the National Association of Securities Dealers Regulation, Inc. The primary activity has been sales of mutual funds, variable annuities, and limited partnership interests sponsored by unrelated third parties. The Company was incorporated under the laws of the state of Florida on November 21, 1986 as a securities broker-dealer.

(b) Revenue Recognition

Commission income is recorded as revenue on the date the sale of the related financial product is made.

(c) Income Taxes

The Company uses the asset and liability method of accounting for deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(e) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers its money market accounts with original maturities of three months or less to be cash equivalents.

(2) Related Party Transactions

The Company does not own office equipment or employ administrative support personnel. Office space, equipment, and administrative support personnel are provided by Certified Financial Group, Inc. ("CFG"). On August 11, 2005, the Company entered into a marketing agreement with Certified Financial Group, Inc. ("CFG") to provide these services. The agreement shall continue in effect until terminated by either party. CFG is related through common management. Management, marketing, and administrative fees charged by CFG to the Company for the years ended June 30, 2006 and 2005 totaled approximately $519,000 and $536,000, respectively. At June 30, 2005, other assets included $20,000 of prepaid fees paid to CFG. At June 30, 2006, no fees were prepaid to CFG.

(3) Broker-Dealer Regulation of the Securities Exchange Act

The Company is subject to rule 15c3-1(a)(2) under the Securities Exchange Act of 1934. The rule provides that a broker-dealer shall have and maintain net capital at the greater of $5,000 or 15 to 1 ratio of aggregate indebtedness to net capital, if it does not hold funds or securities for, or owe money or securities to, customers; and does not carry accounts of, or for, customers. As of June 30, 2006 and 2005, the Company's minimum required net capital amounted to $7,205 and $17,556, respectively, which is the minimum amount necessary to comply with the 15 to 1 ratio of aggregate indebtedness to net capital. As of June 30, 2006 and 2005, the net capital of the Company was $50,543 and $54,095, respectively, and the ratio of aggregate indebtedness to net capital was 2.14 and 4.87 to 1, respectively.

The Company is exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefit of Customers under the provision of paragraph (k) of rule 15c3-3 under the Securities Exchange Act of 1934.

The Company has no liabilities, which are subordinated to the claims of general creditors.

The Company is subject to the reporting requirements of rule 17a-5 of the Securities Exchange Act of 1934, which requires that certain brokers and dealers file annual statements of financial condition with the Securities and Exchange Commission. The Company has met this requirement by filing form X-17A-5 for the period ended June 30, 2006, with the Securities and Exchange Commission.

(4) Income Taxes

The differences in the computation of net income (loss) for income tax reporting purposes and financial reporting purposes are immaterial. Income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 34% primarily due to the tax rate differential. Income tax expense (benefit) for the years ended June 30, 2006 and 2005 consists of:

	Current	Deferred
2006:		
Federal	$ (4,347)	(169)
State	-	(1,656)
	$ (4,347)	(1,825)
2005:		
Federal	$ 1,744	-
State	385	-
	$ 2,129	-

SUPPLEMENTARY INFORMATION

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2006

Net Capital

Total stockholders' equity	$	69,838
Less non-allowable assets:		
Commissions receivable over 30 days old (net of $5,496 of related commissions payable)		1,705
Commissions receivable on sales of limited partnership units (net of $61,900 of related commissions payable)		7,226
Other assets		10,364
Total net capital	$	50,543

Aggregate Indebtedness

Accounts payable	$	521
Commissions payable		107,560
Total aggregate indebtedness	$	108,081

Computation of Basic Net Capital Requirements

Minimum net capital required of reporting broker or dealer	$	7,205
Excess net capital	$	43,338
Ratio: Aggregate indebtedness to net capital		2.14

Reconciliation with Company's Computation

Net capital as reported in Company's unaudited FOCUS report on June 30, 2006	$	50,169
Audit adjustments:		
Commission receivable		1,250
Commissions payable		(876)
Net capital per above	$	50,543

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

Auditor's Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors
TransAm, Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of TransAm Securities, Inc. for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level, the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Tedder, James, Worden + Associates, P.A.

Orlando, Florida
July 20, 2006